McDERMOTT, WILL & EMERY LLP

227 West Monroe Street

Chicago, Illinois 60606

April 28, 2006

By Facsimile and U.S. Mail

Securities and Exchange Commission

Special Counsel

Office of Mergers and Acquisitions,

Division of Corporation Finance

100 F Street, N.E.

Washington. D.C. 20549-0303

Attention: Celeste Murphy

Re:	X-Rite, Incorporated

Form S-4 filed on March 23, 2006

File No. 333-132669

Ladies and Gentlemen:

On behalf of our client, X-Rite, Incorporated (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated April 21, 2006, concerning the above-referenced documents and the Company’s offer (the “Offer”) to purchase the outstanding shares of Amazys Holding Ag (“Amazys”). For your convenience, the responses by the Company follow the text of the applicable SEC comment. The Company has filed today Amendment No. 1 to its Registration Statement on S-4 referenced above to address the Staff’s comments. We have also attached to this letter certain representations by the Company with respect to the SEC comments.

General

SEC Comment 1. We note that you filed this Form S-4 and commenced your tender offer in reliance on Rule 162 of the Securities Act of 1933, which appears to have been unavailable to you because this offer was not subject to Rule l3e-4(e) or 14d-4(b), but rather, Regulation l4E. Accordingly, it appears that you should provide disclosure relating to the consequences of filing a registration statement covering shares issued in an offer that was not complete prior to filing including disclosure in your risk factors, background of the offer and financial statements, as appropriate. Please revise accordingly or advise.

Response. We have added a new risk factor and have revised the “Background of the Offer” section of the Registration Statement to disclose that the Offer commenced prior to the effectiveness of the Registration Statement. As discussed in the response to comment 2 below, we have not added additional disclosure to the financial statements contained in the Registration Statement because we do not believe such disclosure is appropriate.

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April 28, 2006

SEC Comment 2. Further, please provide us with an analysis under FAS 5 regarding whether or not the loss contingency resulting from the early commencement was probable, reasonably possible or remote and whether the financial statements should be restated to reflect the loss contingency.

Response. Under Statement of Financial Accounting Standards No. 5 (“FAS 5”), a loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss. When a loss contingency exists, the likelihood that future events will confirm the loss or the incurrence of a liability can range from probable to remote. For these purposes, “probable” means the future events confirming the liability are likely to occur, “reasonably possible” means the chance of the future events confirming the liability occurring is more than remote but less than likely and “remote” means the chance of the future event confirming the liability or loss is slight. An estimated loss is to be accrued by a charge to income if both of the following conditions are satisfied: (i) it is probable that future events will occur confirming the fact of the loss and (ii) the amount of loss can be reasonably estimated. A loss contingency is to be disclosed when there is at least a reasonable possibility that a loss may have been incurred. No accrual or disclosure is required under FAS 5 with respect to a loss contingency when the chance of future events confirming the loss are believed to be remote. Disclosure is not required of a loss contingency involving an unasserted claim when there has been no manifestation by a potential claimant of an awareness of a possible claim unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

X-Rite believes that any loss contingency from the early commencement is remote. X-Rite has received no notice of any actual or threatened claim. X-Rite believes that the probability that a claim will be made by an Amazys shareholder with respect to the early commencement is slight and further believes that a claim, if made, would not result in a loss to X-Rite. The Offer materials have always disclosed that no X-Rite shares would be issued and no tenders accepted until after the effectiveness of the Registration Statement. The final prospectus, which X-Rite believes will not contain disclosures materially different from those in the preliminary prospectus, will be distributed to Amazys shareholders and the Amazys shareholders will have a period of time after the effectiveness of the Registration Statement to tender their shares. Withdrawal rights will be extended with respect to all tenders during the Offer period. As no irrevocable tender nor exchange of securities will occur prior to the effectiveness of the Registration Statement, it is not apparent what rescission rights or damages could be alleged by an Amazys shareholder as a result of the early commencement. It is difficult at this time to construct a potential claim by an Amazys shareholder against X-Rite that would result in a liability or loss of X-Rite. Consequently, X-Rite believes that no accrual or disclosure of a loss contingency resulting from the early commencement is required under FAS 5.

SEC Comment 3. We note your proposed press release sent to us on a supplemental basis. Please amend your Form S-4 to include the extension of the offer, the offering of withdrawal rights, the instruction to Amazys holders not to tender, the information that an additional period will be open to Amazys holders to tender after the registration statement has been declared effective. Please make the appropriate changes throughout your disclosure document, including, but not limited to in the Questions and Answers about the Transaction.

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Response. We have amended the Registration Statement to include on the cover page and elsewhere in the prospectus the information regarding the extension of the Offer, the addition of withdrawal rights, the instruction to Amazys shareholders not to tender and an additional period will be open to Amazys shareholders to tender after the Registration Statement has been declared effective.

SEC Comment 4. In a supplemental response, tell us how many days after the registration statement is declared effective you intend to keep the offer open and provide us with your analysis as to how such period may comply with Rule 14e-1(a), including its policy concerns.

Response. We propose that the Offer remain open after the effectiveness of the Registration Statement for ten trading days. Although we do not believe that Rule 14e-1 is applicable to the offer (see response to comment 13 below), we believe that the ten trading day time period meets the policy concerns of Rule 14e-1(a), which is intended to provide shareholders a sufficient time period to become aware of the offer, assess the Offer and tender in the offer. Even though we have instructed Amazys shareholders not to tender in the Offer, we first published a Swiss prospectus and distributed a preliminary prospectus, which is part of the Registration Statement, on March 23, 2006. The Offer period has been extended to May 23, 2006. Under Swiss law and as disclosed in the prospectus, there is a required “additional acceptance period” of ten Swiss trading days after our announcement that the offer will be consummated during which Amazys shares may be tendered. We believe that the additional ten trading day period in which we propose to keep the Offer period open is consistent with Rule 14e-1(b), which requires tender offers to remain open for an additional ten business days after there is an increase or decrease in the percentage of the class of securities being sought or the consideration offered.

SEC Comment 5. Please update all your dates currently found in the disclosure document, including the expected “settlement date.”

Response. We have updated the language throughout the Registration Statement as you requested to reflect the current dates of the Offer. Please note that once the Registration Statement is effective with the SEC, we may need to update the dates of the Offer period and the settlement date, subject to approval by the Swiss Takeover Board.

SEC Comment 6. Please state in the disclosure statement what exemption, if any, you rely on from any U.S. Securities Laws.

Response. We have added the following disclosure to the section of the Registration Statement captioned “Regulatory Statement” and have added a question and answer with respect to this disclosure.

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“This Offer is made for the securities of a Swiss company. As of February 21, 2006, U.S. security holders owned 128,907 shares of Amazys, which represented 4.4% of the outstanding shares of Amazys, excluding approximately 328,315 shares held by Amazys shareholders that owned 10% or more of the outstanding shares of Amazys on that date. Because U.S. security holders own less than 10% of the outstanding shares of Amazys, the Offer is not subject to most of the tender offer provisions under the Securities Exchange Act of 1934 and the rules promulgated thereunder. These tender offer provisions contain disclosure, filing, dissemination, minimum offering period, withdrawal rights and proration requirements that are intended to provide security holders with equal treatment and adequate time and information to make a decision whether to tender into the Offer. This exemptive relief is referred to as the “Tier I” exemption.

Instead of complying with most of the U.S. tender offer rules, X-Rite will comply with any applicable rules of Switzerland, which is the home jurisdiction of Amazys. Therefore, the Offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

You should be aware that X-Rite may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.”

We have also added a new Risk Factor titled “The Offer is not subject to many U.S. tender offer rules, such as prompt payment and withdrawal rights,” to the Registration Statement.

Cover page

SEC Comment 7. You state that “[s]hould X-Rite acquire less than 98% but 90% or more of the voting rights of Amazys, X-Rite reserves the right to merge Amazys with a company controlled by X-Rite whereby the remaining Amazys minority shareholders would receive cash consideration rather than an ownership interest in the surviving entity.” Please clarify the entirety of consideration to be paid in such case, including how the cash amount will be determined and by whom. Please state, if true, that in such circumstance, Amazys holders will not receive consideration in the form now offered, part X-Rite common stock and part cash. See our comment below at page 12 regarding the Q&A “If I decide not to tender, how will your offer affect my Amazys shares?”

Response. X-Rite has not determined whether there would be a follow-up merger in the event it acquires less than 98% but 90% or more of the outstanding Amazys shares or, if so, the terms on which such merger would be completed. The Swiss Federal Act on Merger, Demerger, Conversion and Transfer of Assets and Liabilities provides that, with the approval of at least 90% of the shares entitled to vote, the consideration offered in such a merger may consist solely of cash or a combination of cash and stock. If such a merger takes place within six months following the expiration of the additional acceptance period, the “best price” rule of the Swiss Takeover Ordinance requires that, if a bidder acquires shares of a target company in the merger at a price in excess of the offer consideration, the bidder must offer this higher price to all shareholders who tendered their shares during the offer period. Consequently, the consideration X-Rite would offer in any follow-up merger would likely be less than or equal to the Offer consideration. We have revised the Registration Statement (on the cover page and elsewhere) to reflect this information.

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SEC Comment 8. You state that “[s]hould X-Rite acquire less than 90% of the voting rights of Amazys, it reserves the right to purchase the remaining minority Amazys shares by other means such as way of private or public offer.” Explain how you will proceed with this measure and the consideration to be offered in such event. Tell us whether or not the consideration will ever be more than that of the offer. See our comment below at page 12 regarding the Q&A “If I decide not to tender, how will your offer affect my Amazys shares?”

Response. X-Rite has not determined whether it would purchase any shares of Amazys if it acquires less than 90% of the voting rights of Amazys through the Offer. If such a purchase does occur, it could be by means of a private or public offer and the consideration offered for such shares could differ from the consideration offered in the Offer. If such a purchase takes place within six months following the expiration of the additional acceptance period, the “best price” rule described in the response to comment 7 would apply and, as a result, the value of the consideration offered for Amazys shares in such a purchase would be less than or equal to the Offer consideration. We have revised the Registration Statement (on the cover page and elsewhere in the document) to reflect this information.

SEC Comment 9. We note that one of the conditions of the offer is that “at least 70% of the total number of Amazys shares issued at the end of the (possibly extended) offer period plus the maximum number of Amazys shares that could be issued until the end of the additional acceptance period upon exercise of the options under Amazys’ employee option plans.” State the maximum number of Amazys’ shares both in number and percentage of outstanding securities that could be issued until the end of the additional acceptance period upon exercise of the options under Amazys’ employee option plans. If the number is not currently certain, you should provide a range of possibilities, including the factors determining the final requirement. In that respect, we believe that you should concisely describe the entirety of the mechanics of acquiring the maximum number of shares under the employee options and state the number and percentage throughout your disclosure document when addressing the minimum condition to make clear that it is above 70%, including, but not limited to the Questions and Answers about the Transaction Section and Risk Factors. We note the disclosure on page 9 that Based on 3,227,916 Amazys shares and options to purchase 205,150 Amazys shares outstanding as of March 23, 2006, the above condition would be satisfied if 2,403,147 Amazys shares were validly tendered in the offer. Please state this in percentage here as well.

Response. As of April 24, 2006, there are 3,231,891 shares outstanding and options to purchase 201,175 Amazys shares, which is a total of 3,433,066 Amazys shares outstanding on a fully diluted basis. The 70% condition will be met only if 2,403,147 shares are tendered, which represents 74% of the 3,231,891 outstanding Amazys shares and 70% of the 3,433,066 Amazys shares outstanding on a fully diluted basis. Amazys has agreed not to grant any additional stock options. Therefore, though the number of outstanding options may decrease as a result of option exercises, the number of Amazys shares outstanding on a fully diluted basis is certain and will not change. We have revised the Registration Statement (on the cover page and elsewhere in the document) to update the number of outstanding shares and options and to clarify how the 70% condition may be satisfied.

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SEC Comment 10. Describe the beginning and end dates of the “additional acceptance period,” here, at the point of first use, to make clear to holders the period of time. Explain that with the current extension and in case of further extension of the offer period, the start of the additional acceptance period will be postponed and when it will start and end in each such event. See page 11. Further, state whether or not the additional acceptance period may be subject to extensions. Explain if this is a function of Swiss law or requirements and whether or not it is the same “10 Swiss trading day period beginning after the expiration of the (possibly extended) offer period” referenced on page 11. State whether or not withdrawal rights will extend through the additional acceptance period. Please be consistent in reference and disclosure to this period throughout your document, including, but not limited to page 17, and consider defining the term for clarity.

Response. Subject to any extension of the Offer period, the additional acceptance period is currently anticipated to run from May 30, 2006 until 4:00 p.m. Central European time, 10:00 a.m. New York City time, on June 13, 2006. The beginning of the additional acceptance period coincides with the trading date on which the definitive interim results of the Offer are published which, under Swiss law, must occur within four trading days following the end of the Offer period. The additional acceptance period is a function of Swiss law, is the same “10 Swiss trading day period beginning after the expiration of the (possibly extended) offer period” referenced on page 11 and is not subject to extension. We have added a definition of the term “additional acceptance period” on page 7 of the Registration Statement and conformed references to the additional acceptance period throughout the Registration Statement accordingly. Amazys shareholders will not have withdrawal rights during the additional acceptance period. We have revised the Registration Statement (on the cover page and throughout the rest of the document) to reflect this information.

Regulatory Statement, page 2

SEC Comment 11. You state that you may seek from the Securities and Exchange Commission exemptive relief front the requirements of Rule 14e-5 under the Securities and Exchange Act of 1934, as amended, that would permit you or your agents to make purchases of, or arrangements to purchase, Amazys shares outside the U.S. other than pursuant to the offer. Please tell us, in a supplemental response, the status of your request for exemptive relief from the SEC.

Response. We received an oral response from the SEC that X-Rite was not eligible for no-action relief because it appeared, based upon the information provided in the SEC No-Action letter, that the Offer was eligible for Tier I status. We believe that because of the Tier I status of the Offer, special SEC relief from Rule 14e-5 is not necessary pursuant to Rule 14e-5(b)(10). Please note that X-Rite has not acquired any securities outside the Offer and currently does not beneficially own any shares of Amazys.

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Questions and Answers about the Transaction, page 8

Have any competing offers to acquire Amazys’ shares been made? Page 10

SEC Comment 12. Please update this section, including, but not necessarily limited to the decision of Eichhof not to pursue a competing offer. We note your Rule 425 filing on April 11, 2006.

Response. We have updated the specified section of the Registration Statement to reflect this information.

How will I be notified if your offer is extended? Page 11

SEC Comment 13. You state that if you extend the offer you will make a public announcement of the extension no later than the fourth Swiss trading day following the day on which the offer was previously scheduled to expire. Tell us how this complies with Rule l4e-1(d), which requires that a notice of extension by press release or other public announcement be made which shall include disclosure of the approximate number of securities deposited to date and shall be issued no later than the earlier of 9:00 a.m. Eastern time, on the next business day after the scheduled expiration date of the offer. Any amendment should include corresponding changes throughout the document, including, but not limited to your Extension, Termination and Amendment section on page 55.

Response. We believe that the Offer qualifies as a “Tier I” tender offer under Rule 14d-1 and consequently is not subject to Rule 14e-1(d). Rule 14d-1 states that “Any tender offer for securities of a foreign private issuer…is exempt from the requirements of sections 14(d)(1) through 14(d)(7) of the Act, Regulation 14D and Schedules TO and 14D-9 thereunder and Rule 14e-1 and 14e-2 of Regulation 14E under the Act if certain conditions are satisfied.” In January 2006, we were informed over the telephone by the Staff of the SEC that Rule 14d-1 applies to tender offers subject to Rule 14E as well as Regulation 14D (this application was later confirmed in further conversations with the SEC). We believe that the Offer is eligible for Tier I status based upon the following:

This Offer is made for the securities of a foreign private issuer as defined in Rule 3b-4. U.S. holders do not hold more than 10% of the class of securities sought in the Offer. As of February 21, 2006, which is the date that is thirty days prior to the commencement of the Offer, U.S. security holders owned 128,907 shares of Amazys, which represented 4.4% of the outstanding shares of Amazys, excluding approximately 328,315 shares held by Amazys shareholders that owned 10% or more of the outstanding shares of Amazys on that date.

U.S. holders are able to participate in the Offer on the same terms as other holders of Amazys shares.

X-Rite has disseminated the preliminary prospectus included in the Registration Statement, including an English translation of the Public Tender Offer published in Switzerland, to all holders of record including U.S. holders. X-Rite intends to deliver the final prospectus included in the Registration Statement to all U.S. holders.

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Finally, X-Rite is not an investment company registered or required to be registered under the Investment Company Act of 1940.

Until what time can I withdraw previously tendered Amazys shares? Page 11

SEC Comment 14. Please describe the time period during which holders may withdraw in the event of a competing bid.

Response. Under Swiss law, in the event a competing offer for Amazys shares is made, Amazys shareholders would be entitled to withdraw previously tendered shares until the expiration of the Offer period. Because we have added withdrawal rights to the offer enabling Amazys shareholders to withdraw shares at any time prior to the expiration of the Offer period, the disclosure relating to withdrawal rights in the event of a competing bid is no longer relevant and has been deleted.

If I decide not to tender, how will your offer affect my Amazys shares? Page 12

SEC Comment 15. We note your statement that if delisted, Amazys shares not tendered pursuant to the offer may become illiquid and may be of reduced value. Disclose the mechanics of what happens to shares in the event of (i) delisting and cancellation of the remaining shares in the event you receive 98% of the shares and (ii) receipt of cash consideration in the event you acquire less than 98% but more than 90%. See our comments above on this matter.

Response. In the event X-Rite acquires 98% or more of the Amazys shares, X-Rite may bring a court action under the Federal Act on Stock Exchanges and Securities Trading of Switzerland requesting the cancellation of the remaining shares for the same consideration as the Offer consideration. In the event X-Rite acquires less than 98% but more than 90% of the Amazys shares and elects to merge Amazys with an entity controlled by X-Rite, the remaining Amazys shareholders would receive either cash consideration or a combination of cash and stock that would be less than or equal to the value of the Offer consideration as described in the response to comment 7 above. We also contemplate that any X-Rite shares issued in these transactions would be covered by the Registration Statement. We have revised the specified section of the Registration Statement to reflect this information.

What happens to my Amazys options and restricted shares? Page 12

SEC Comment 16. Disclose how you will, “if the offer is successful, promptly after the settlement date,” offer optionholders of options issued under Amazys’ employee stock option plans and outstanding as of January 30, 2006, to purchase such options or any Amazys shares acquired upon exercise of these options, in both cases on terms equal to those of the offer. State how you will determine that “the offer is successful.” For example, it appears that if 70% of Amazys’ shares are tendered during the offer period, the offer

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would be considered successful. State how many days after the settlement date you will offer to purchase employee options or any shares acquired upon exercise of these options. You should describe the mechanics of how this will work in more detail. Tell us whether or not the shares tendered in the offer are paid for by the settlement date, and therefore, before you offer to purchase employee options or shares acquired upon exercise of these options. Please explain your disclosure on page 79 that you will make the offer “on terms that are in accordance with the principle of equal treatment described above.” You should clarify where such principle is described above. Further, please advise of the basis of your belief that this is not a condition subsequent to the expiration of your offer.

Response. The Offer will be considered successful if and when the settlement date occurs. X-Rite would likely offer to purchase the Amazys options and any Amazys shares issued upon exercise of options within several days following the settlement date. Amazys shares tendered in the Offer will be paid for on the settlement date. Such payment will most likely occur before X-Rite offers to purchase the Amazys options and any Amazys shares issued upon exercise of options. While X-Rite has not yet determined the mechanics of how it would offer to purchase Amazys options and shares issued upon exercise of these options, such offer would most likely be in the form of a private offer made in compliance with all applicable Swiss and U.S. laws. We have revised the disclosure on page 79 to clarify that any offer made by X-Rite to acquire Amazys options and any Amazys shares issued upon exercise of options would be made for consideration with a value equal to the value of the Offer consideration.

The obligation to offer to purchase Amazys options or shares issued upon exercise of these options “promptly after the settlement date” is not a condition subsequent. This statement reflects an obligation of X-Rite after X-Rite acquires the shares tendered in the Offer; it is not a condition to the purchase of the shares. The obligation represents X-Rite’s obligation to afford any remaining option holders or Amazys shareholders who were not shareholders at the expiration of the Offer period the opportunity to participate in the Offer. It does not serve as a condition that permits either party to elect not to close if that condition is not fulfilled.

If the offer is consummated, when will I receive the offer consideration? Page 12

SEC Comment 17. Disclose the number of days of each period you describe here. For example, it appears that the offer expires, the additional acceptance period begins the next day and is comprised of the ten days following the expiration of the offer, and the settlement date occurs within ten days after the end of the additional acceptance period. We also note your disclosure at page 56. Tell us how this complies with the requirement of prompt payment under Rule 14e-1(c).

Response. As noted above, the Offer qualifies for “Tier I” status under Rule 14d-1 and consequently Rule 14e-1(c) does not apply to the Offer. However, the payment dates set forth in the Registration Statement are in accordance with Swiss tender rules and have been approved by the Swiss Takeover Board. We have revised the Registration Statement to define more clearly the expiration of the Offer period, the additional acceptance period and the settlement date. In addition, we have added the following chart to the section of the Registration Statement captioned “Questions and Answers about the Transaction” to facilitate understanding of the material dates of the Offer:

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End of the offer period and end of withdrawal rights:	May 23, 2006, 4:00 p.m. Central European time, 10:00 a.m. New York City time

Publication of the preliminary interim result:	May 24, 2006

Publication of the definitive interim result:	May 30, 2006

Start of the additional acceptance period:	May 30, 2006

End of the additional acceptance period:	June 13, 2006, 4:00 p.m. Central European time, 10:00 a.m. New York City time

Publication of preliminary end result:	June 14, 2006

Publication of definitive end result:	June 16, 2006

Settlement date:	June 23, 2006

The dates set forth above are subject to adjustment in the event X-Rite elects to extend the Offer period or certain conditions to the offer are not satisfied as of the expiration of the offer.

Conditions of Our Offer, page 16

SEC Comment 18. Please explain what you mean by “until the end of the offer period,” as found in your conditions. For example, it appears that the end of the offer period may mean settlement date, but it is unclear.

Response. The end of the Offer period is May 23, 2006. It does not mean the settlement date which is scheduled to occur on June 23, 2006. We have added definitions of the terms “expiration of our offer,” “end of the offer period” and “settlement date” on page 7 of the Registration Statement and conformed references to these terms throughout the Registration Statement accordingly.

SEC Comment 19. Please clearly identify here, as on page 72, the conditions that will survive the offer, providing dates and timeframes of all referenced meetings or other events. Tell us why these conditions subsequent are valid under U.S. Securities Laws and further confirm to us that these conditions have been approved by the Swiss Takeover Board.

Response. All conditions subsequent to the Offer have been discussed with, and approved by, the Swiss Takeover Board. The Swiss Takeover Board has permitted the conditions subsequent identified in the Registration Statement as long as the settlement date does

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not occur more than four months after the end of the additional acceptance period. The following are conditions subsequent to the Offer:

•	The issuance of X-Rite shares pursuant to the Offer shall have been approved at X-Rite’s shareholders’ meeting which is currently anticipated to be held on June 21, 2006. This condition subsequent is necessary given the standard time limitations set forth in Swiss tender offer rules. Under Swiss law, a tender offer must commence within a certain period of time after the initial announcement of the Offer, and once commenced, can only remain up for 40 trading days, without the further consent of the Swiss Takeover Board. The consent for additional time is not automatically given under Swiss law but is at the discretion of the Swiss Takeover Board. Under SEC rules, the proxy statement is subject to SEC review before it can be mailed to shareholders. Given the differing regulations between U.S. and Swiss law, the 40 day tender offer period under Swiss law may not be a sufficient time period satisfy the SEC review period and the time period needed before setting a stockholder meeting in which the issuance of shares in the Offer is approved.

•	No court or governmental body shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the Offer.

•	The board of directors of Amazys shall have resolved to register X-Rite as a shareholder with voting rights with respect to all Amazys shares that X-Rite may acquire as a result of the Offer or otherwise. This condition subsequent reflects procedural issues under Swiss law where X-Rite could purchase the shares but not be registered as an Amazys shareholder for voting purposes. If the Amazys board elects not to recognize X-Rite as a shareholder, then X-Rite could purchase the Amazys shares and not have any voting rights with respect to the shares. This condition subsequent is in the control of Amazys and not X-Rite. This expect this condition to be tested on the settlement date.

•	The shareholders’ meeting of Amazys shall not have approved a dividend, sale, purchase, merger or demerger in the amount of CHF 11.4 or more, or an ordinary, authorized or conditional increase of the share capital of Amazys. This condition subsequent is in the control of Amazys and not X-Rite. It seeks to protect the assets of Amazys so that Amazys does not undertake any extraordinary transaction after the expiration of the Offer period that diminishes the value of Amazys. This condition will be tested on the settlement date.

•	Members of Amazys’ board shall take such actions so that persons nominated by X-Rite shall serve on Amazys’ Board of Directors as of the settlement date. This condition subsequent is in the control of Amazys and not X-Rite. Under Swiss law, X-Rite cannot remove directors of Amazys and elect new directors at the settlement date unless the Amazys directors agree to such actions.

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•	The X-Rite shares to be issued at the settlement date shall have been approved for listing on the Nasdaq Stock Market and admitted for listing on SWX Swiss Exchange. This condition is to ensure that all regulatory actions have been taken in connection with the Offer. It is the intent of X-Rite that these conditions be satisfied prior to the expiration of the Offer; however, given the time limitations imposed by tender offers in Switzerland, both Amazys and X-Rite wanted to ensure that failure of the listing requirements by the end of the Offer period would not cause the Offer to fully terminate. We expect this condition to be satisfied prior to the anticipated settlement date.

•	The Registration Statement shall have become effective and no stop orders suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn. Neither Amazys nor X-Rite wants to close the Offer if the effectiveness of the Registration Statement is suspended.

We believe that these conditions subsequent are valid under U.S. securities laws. All of these conditions subsequent have been expressly approved by the Swiss Takeover Board and are permissible under Swiss law. No provisions of the U.S. tender offer rules expressly prohibit conditions that survive the expiration of the Offer period. In fact, the SEC has contemplated that conditions subsequent could occur. In its Interpretative Release Relating to Tender Offer Rules (SEC Rel. No. 34-16223, dated March 5, 1980), the SEC has stated that “Nothing in the rules prohibits offers under the terms of which acceptance for payment is conditioned upon fulfillment requiring regulatory approval.” The SEC’s position regarding condition subsequents appears to be primarily discussed with respect to Rule 14d-7, which requires that any person who has deposited securities pursuant to a tender offer has the right to withdraw those securities during the period such offer, request or invitation remains open. The Staff’s position appears to be based on the reasoning that all conditions to the offer must be satisfied or waived and the offer must be declared wholly unconditional before a bidder may terminate the withdrawal rights of security holders. See, e.g., Manual of Publicly Available Telephone Interpretations, Third Supplement, II. Cross-Border Release, A. Tier II, Question 1 (SEC Division of Corporation Finance, July 2001). The Offer by X-Rite for Amazys shares is not subject to Rule 14d-7. Amazys is a foreign private issuer whose shares are not traded in the U.S. and its shares are not registered under the Securities Exchange Act of 1934, as amended. Moreover, the SEC has granted exemptions from Rule 14d-7 for conditions subsequent relating to a seller that is a foreign private issuer taking measures that adversely affect the value of the target or are which in the control of the target, which are similar to the condition subsequents set forth in the third, fourth and fifth bullets above. See SEC No-Act. Offer by Alcan, Inc., issued on October 7, 2003. What is important to note in this no-action letter is not only that the condition subsequent was granted but that the SEC believed that the condition subsequent exemption was required only under Rule 14d-7 and not Regulation 14E.

In addition, because the Offer qualifies as a Tier I offer, the Offer is not subject to the prompt payment requirements of Rule 14e-1(c). In addition, the timing of the settlement date is in accordance with the requirements of the home jurisdiction law or practice. The payment of shares after the satisfaction of condition subsequent is permitted under Swiss tender rules and has been approved by the Swiss Takeover Board. For these reasons, we do not believe Rule 14e-1(c) should prevent the condition subsequents set forth above.

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April 28, 2006

From a disclosure perspective, these conditions are disclosed as conditions subsequent to the Offer. For further clarity, we have added additional disclosure on this subject. Moreover, the U.S. Supreme Court has indicated that a condition subsequent relating to shareholder approval should be acceptable under the Williams Act. In CTS Corp. v. Dynamics Corporation of America, (481 U.S. 69 1987), the U.S. Supreme Court stated that there is no reason to doubt that this type of conditional tender offer [that is, a tender with conditions surviving the closing] would be legitimate.

SEC Comment 20. We note that it is a condition to the offer that you acquire “the maximum number” of Amazys shares that could be issued until the end of the additional acceptance period upon exercise of the options under the Amazys’ employee option plans. State how you will determine the maximum number. Further, it appears that this is a condition subsequent in that the offer to purchase employees options or shares issued upon exercise of these options will be made “promptly after the settlement date.” State whether or not this is a condition subsequent within the meaning of article 13 para. 4 TOO. See page 72.

Response. The maximum number of additional shares that could be issued until the end of the additional acceptance period upon the exercise of currently outstanding options is 201,175 shares. This number will not change after the expiration of the Offer period. The obligation to offer to purchase Amazys options or shares issued upon exercise of these options “promptly after the settlement date” is not a condition subsequent. This statement reflects an obligation of X-Rite after X-Rite acquires the shares tendered in the Offer. It represents X-Rite’s obligation to afford any remaining option holders or Amazys shareholders who were not shareholders at the expiration of the Offer period the opportunity to participate in the Offer. It does not serve as a condition that permits either party to elect not to close if that condition is not fulfilled.

Forward-Looking Statements, page 28

SEC Comment 21. You state in this section that you undertake no obligation to update, amend or clarify any forward-looking information contained in this registration statement which includes your offer. As you know, Regulation l4E imposes an obligation to amend the disclosure document in an offer to reflect changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Response. We have revised the Forward-Looking Statement legend in the Registration Statement in response to your comment.

We would like to go effective with the Registration Statement as soon as possible. Please call the unsigned if you have any questions or comment.

Very truly yours,

/s/ Heidi J. Steele
Heidi J. Steele

Cc:	Mary Chowning

Helen Friedli

Securities and Exchange Commission

April 28, 2006

REPRESENTATIONS

X-Rite, Incorporated (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned have signed this certificate on this 28th day of April, 2006.

X-RITE, INCORPORATED

By:	/s/ Mary E. Chowning
Name:	Mary E. Chowning
Title:	Chief Financial Officer